Tuniu Corporation

Tuniu Building No. 32

Suningdadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

January 20, 2023

VIA EDGAR

Ms. Jennifer O'Brien

Ms. Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022 (File No. 001-36430)

Dear Ms. O'Brien and Ms. Buskirk,

The Company has received the letter dated January 19, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and public holidays within the period. The Company will provide its response to the letter via EDGAR as soon as possible no later than February 10, 2023.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP